UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 5, 2005

———————

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 8.01. **OTHER EVENTS.**

On August 5, 2005, Irwin Financial Corporation issued a press release, regarding the issuance in a private placement of $51.75 million of trust preferred securities by IFC Capital Trust VIII. A copy of the press release is attached as Exhibit 99. This filing under Item 8.01 is made for purposes of Regulation FD.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

   c.) Exhibits

Exhibit No.	Description
99	Press Release of Irwin Financial Corporation issued August 5, 2005.

SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: August 5, 2005   By: /s/ Gregory F. Ehlinger
          _____

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer

News Release: IMMEDIATE RELEASE

For further information, contact:

Suzie Singer, Corporate Communications 812.376.1917

IRWIN FINANCIAL CORPORATION ANNOUNCES ISSUANCE OF $51.75 MILLION OF TRUST PREFERRED SECURITIES; PROCEEDS TO REDEEM $51.75 MILLION OF OUTSTANDING TRUST PREFERRED SECURITIES DUE 2030 (NYSE: IFC.O)

(Columbus, IN, August 5, 2005) Irwin Financial Corporation (NYSE: IFC) today announced that it has completed a private placement of $51.75 million of trust preferred securities issued by IFC Capital Trust VIII. The securities mature in 2035, bear interest at a fixed rate of 5.963% for the first five years and then convert to a variable interest rate of three month LIBOR plus 153 basis points thereafter, and are callable at the option of the company at par after five years.

The company intends to use the proceeds of the offering to redeem the entire $51.75 million par value of 10.50% securities due September 30, 2030, underlying $51.75 million of 10.50% cumulative trust preferred securities (NYSE: IFC.O) issued by IFC Capital Trust II in 2000. The company has provided notice to the trustee of its plans to redeem these securities effective September 30, 2005.

The newly issued trust preferred securities have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an exemption from the registration requirements. This notice does not constitute an offer to sell or the solicitation of an offer to buy the securities.

About Irwin Financial

Irwin® Financial Corporation (http://www.irwinfinancial.com) is a bank holding company with a history tracing to 1871. The Corporation, through its principal lines of business — Irwin Mortgage Corporation, Irwin Union Bank, Irwin Home Equity Corporation and Irwin Commercial Finance — provides a broad range of financial services to consumers and small businesses in selected markets in the United States and Canada.